SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.11)*

Epicor Software Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29426L108
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
4,774,558

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
4,774,558

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,774,558

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
7,161,826

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
7,161,826

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,161,826

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
7,161,826

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
7,161,826

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,161,826

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the "Common Stock"), of Epicor Software Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries ("Elliott"), Elliott International, L.P. ("Elliott International"), and Elliott International Capital Advisers Inc. ("EICA" and collectively, the "Reporting Persons") as of April 4, 2011 and amends and supplements the Schedule 13D filed on August 18, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$35,477,137
Elliott International Working Capital	$53,215,685

ITEM 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On April 4, 2011, the Issuer announced that it had entered into a definitive agreement (the "Apax Agreement") to be acquired by funds advised by Apax Partners.  Under the terms of the Apax Agreement, Apax Partners will commence a tender offer to acquire all of the outstanding shares of Common Stock of the Issuer for $12.50 per share in cash, followed by a merger to acquire all remaining outstanding shares at the same price paid in the tender offer.

On April 4, 2011, Elliott issued a press release supporting the announcement of the Apax Agreement.  A copy of Elliott's press release is attached hereto as Exhibit J, which is incorporated herein by reference.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           Elliott beneficially owns 4,774,553 shares of Common Stock, consisting of: (i) 3,419,779 shares of Common Stock and (ii) 2-3/8% Convertible Bonds due May 15, 2027 ("Convertible Bonds") convertible into 1,354,774 shares of Common Stock.  Elliott owns 1,677,839 of its 3,419,779 shares of Common Stock and its Convertible Bonds through The Liverpool Limited Partnership, a wholly-owned subsidiary of Elliott.  The 4,774,553 shares of Common Stock individually beneficially owned by Elliott constitute 7.4% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 7,161,826 shares of Common Stock, consisting of: (i) 5,129,666 shares of Common Stock and (ii) Convertible Bonds convertible into 2,032,160 shares of Common Stock.  The 7,161,826 shares of Common Stock individually beneficially owned by Elliott International and EICA constitute 11.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 11,936,379 shares of Common Stock constituting 17.9% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.  No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

ITEM 7.	Material to be Filed as Exhibits.

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 1, 2008 (previously filed)

Exhibit C - Schedule TO filed by Elliott ERP LLC on October 15, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit D - Schedule TO-T/A (Amendment No.1) filed by Elliott ERP LLC on November 4, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit E - Schedule TO-T/A (Amendment No.2) filed by Elliott ERP LLC on November 6, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit F - Schedule TO-T/A (Amendment No.3) filed by Elliott ERP LLC on November 19, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit G - Schedule TO-T/A (Amendment No.4) filed by Elliott ERP LLC on November 21, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit H - Schedule TO-T/A (Amendment No.5) filed by Elliott ERP LLC on November 24, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit I – Agreement between the Reporting Persons and the Issuer dated February 24, 2009 (previously filed)

Exhibit J – Elliott Press Release, dated April 4, 2011

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 5, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:           /s/ Elliot Greenberg
----------------------------------
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:           /s/ Elliot Greenberg
----------------------------------
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:           /s/ Elliot Greenberg
----------------------------------
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date --------	Security --------	Amount of Shs. Bought (Sold) --------------	Approx. Price per Share (excl. of commissions) -------------------
31-Mar-2011	Common	(2,391)	$11.000700
29-Mar-2011	Common	(2,769)	$10.767400

The following transactions were effected by Elliott Associates, L.P. through its wholly-owned subsidiary, The Liverpool Limited Partnership, during the past sixty (60) days:

Date --------	Security --------	Amount of Shs. Bought (Sold) --------------	Approx. Price per Share (excl. of commissions) -------------------
01-Apr-2011	Common	(6,222)	$11.234900
30-Mar-2011	Common	(8,000)	$10.998200
28-Mar-2011	Common	(2,000)	$10.709100
25-Mar-2011	Common	(6,760)	$10.863600
24-Mar-2011	Common	(5,044)	$10.706300
23-Mar-2011	Common	(2,040)	$10.603900
22-Mar-2011	Common	(480)	$10.510000
21-Mar-2011	Common	(4,796)	$10.627100
18-Mar-2011	Common	(1,000)	$10.381600
17-Mar-2011	Common	(1,760)	$10.523300
16-Mar-2011	Common	(2,160)	$10.544400
15-Mar-2011	Common	(4,000)	$10.570400
14-Mar-2011	Common	(6,800)	$10.616200
14-Mar-2011	Common	(18,000)	$10.720300

The above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date --------	Security --------	Amount of Shs. Bought (Sold) --------------	Approx. Price per Share (excl. of commissions) -------------------
01-Apr-2011	Common	(9,333)	$11.234900
31-Mar-2011	Common	(3,586)	$11.000700
30-Mar-2011	Common	(12,000)	$10.998200
29-Mar-2011	Common	(4,154)	$10.767400
28-Mar-2011	Common	(3,000)	$10.709100
25-Mar-2011	Common	(10,140)	$10.863600
24-Mar-2011	Common	(7,567)	$10.706300
23-Mar-2011	Common	(3,060)	$10.603900
22-Mar-2011	Common	(720)	$10.510000
21-Mar-2011	Common	(7,193)	$10.627100
18-Mar-2011	Common	(1,500)	$10.381600
17-Mar-2011	Common	(2,640)	$10.523300
16-Mar-2011	Common	(3,240)	$10.544400
15-Mar-2011	Common	(6,000)	$10.570400
14-Mar-2011	Common	(10,200)	$10.616200
14-Mar-2011	Common	(27,000)	$10.720300

The above transactions were effected on the open market.

EXHIBIT J

For More Information Contact:
Scott Tagliarino
(212) 974-6000
(917) 922-2364 (cell)

ELLIOTT SUPPORTS APAX PARTNERS ACQUISITION
OF EPICOR SOFTWARE

NEW YORK (April 4, 2011) – Elliott Associates, L.P., a major shareholder of Epicor Software Corporation (NASDAQ: EPIC) which owns 13.5% of common stock of the company, today gave its strong support for the announced acquisition of Epicor by Apax Partners.

"Epicor is a great company and has proven technology leadership in the SMB ERP marketplace. We are confident that under Apax's capable ownership this leadership will continue," said Jesse A. Cohn, Portfolio Manager at Elliott. "Over the last three years, Elliott has had a close dialogue and working relationship with Epicor's management, and we are pleased to have helped the company realize this outstanding outcome for all shareholders. We applaud the Board for achieving this terrific combination."

About Elliott Associates
Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $17 billion of capital under management.  Founded in 1977, Elliott is one of the oldest hedge funds under continuous management.  The Elliott funds' investors include large institutions, high-net-worth individuals and families, and employees of the firm.

# # #